EXHIBIT 11.1

              Statement Regarding Computation of Per Share Earnings

     The statement regarding computation of per share earnings is set forth in
Note 2 of the Notes to the Consolidated Financial Statements of the Company. As described in Note 12 of the Notes to the Consolidated Financial Statements, the computation is based on 2,550,323 shares in 2003 and 2,518,800 shares in 2002.